

07005813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooke Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 5th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Ferguson (212) 403-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH, D.C. SECTION 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooke Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN VAZQUEZ
Notary Public, State of New York
No 01VA5036027
Qualified in Queens County
Commission Expires 11-14-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BROOKE SECURITIES, INC.

December 31, 2006

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Statement Pursuant to Reserve Requirements of Rule 15c3-3	14

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Brooke Securities, Inc.

We have audited the accompanying statement of financial condition of Brooke Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 22, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Brooke Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$460,492
Receivable from broker	169,392
Securities owned, at market value	13,000
Commissions receivable	58,051
Prepaid expenses	10,259
Other	915
Total assets	$712,109

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to parent	$ 81,565
Payable to affiliate	92,662
Accounts payable and accrued expenses	52,114
Other	14,287
Total liabilities	240,628
Commitments and contingencies	
Stockholder's equity	
Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 720 shares	7
Additional paid-in capital	365,867
Retained earnings	105,607
Total stockholder's equity	471,481
Total liabilities and stockholder's equity	$712,109

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF INCOME

Year ended December 31, 2006

Revenues	
Commissions	$1,038,109
Referral fees	62,432
Interest and dividends	169,572
Trading gains	147,466
Other	16,000
Total revenues	1,433,579
Expenses	
Referral fees	543,334
Commissions	237,540
Salaries and benefits	210,325
Execution and clearing costs	116,817
Rent	30,000
Communications	31,413
Depreciation	651
Professional fees	109,444
Leases	6,173
Registration fees	7,195
Insurance	2,233
Entertainment and travel	3,264
Subscriptions and publications	1,643
Other	5,241
Total expenses	1,305,273
Net income before provision for income taxes	128,306
Provision for income taxes	48,510
NET INCOME	$ 79,796

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2006

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2006	$7	$365,867	$ 25,811	$391,685
Net income	–		79,796	79,796
Balance at December 31, 2006	$7	$365,867	$105,607	$471,481

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 79,796
Adjustment to net income	
Depreciation	651
Net income after adjustment	80,447
(Increase) decrease in operating assets	
Receivable from broker	(64,176)
Securities owned, at market value	32,599
Commissions receivable	(28,900)
Prepaid expenses	1,059
Other	(210)
Increase (decrease) in operating liabilities	
Payable to parent	48,510
Payable to affiliate	88,509
Accounts payable and accrued expenses	(23,774)
Other	863
Net cash provided by operating activities	134,927
Net increase in cash	134,927
Cash and cash equivalents, beginning of year	325,565
Cash and cash equivalents, end of year	$460,492

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION

Brooke Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is principally engaged in a retail business to generate commission revenue through the sale of securities, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii). The Company is a wholly-owned subsidiary of Brooke Securities Holdings, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2006, the Company invested $456,447 in a Money Market Fund Deposit account sponsored by its clearing broker.

Securities Transactions

The Company records securities transactions executed for the Company or for its customers and the related commissions and expenses on a trade-date basis. Interest income is recorded on the accrual basis.

The Company values securities at fair market value. Fair market value is determined as follows: Securities owned and securities sold, but not yet purchased listed on a national securities exchange are valued at the closing market price on the principal exchange on which they are traded.

NOTE B (continued)

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the bid price for long positions and the asked price for short positions.

Net changes in unrealized appreciation or depreciation of investments are included in the statement of income.

Income Taxes

The Company is subject to Federal, state and local corporate income taxes. The Company files a consolidated Federal tax return and a combined return for state and local purposes with its Parent. The Company has recorded $48,510 of its allocable share of Federal, state and local income tax liability for the combined group of the Parent, which is reflected in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2006, the Company had net capital of $444,678, which was $344,678 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.54.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, pursuant to the PAIB agreement, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE D - RELATED PARTY TRANSACTIONS

The Company pays a referral fee for brokerage commissions to Brooke Securities Bermuda Limited, "Brooke Bermuda," which amounted to $543,334 for the year ended December 31, 2006. At December 31, 2006, the amount payable to Brooke Bermuda for these fees was $108,750. Additionally, the Company receives a referral fee for brokerage commissions from Brooke Bermuda, which amounted to $62,432, of which the amount due at December 31, 2006 is $16,088.

The Company has a payable to the Parent for its allocable share of Federal, state and local income tax liability for the combined group of the Parent. At December 31, 2006, the amount payable to the Parent for taxes amounted to $81,565.

For the year ended December 31, 2006, Olympia Capital Associates, L.P. ("OCA") advanced the Company for which it correspondingly reimbursed the advance of approximately $81,000 for certain expenses, of which $210 is receivable at December 31.

NOTE E - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company leases its premises under a sublease agreement (the "Agreement") with OCA for a three-year period ending December 31, 2008. The annual rent for the premises charged to the Company by OCA is $30,000, which is included in the statement of income.

SUPPLEMENTARY INFORMATION

Brooke Securities, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital	
Ownership equity qualified for net capital	$471,481
Deductions and/or charges	
Nonallowable assets	
Prepaid expenses and other	11,174
Net capital before haircuts on securities positions	460,307
Haircuts	15,629
Net capital	444,678
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $240,608 or $100,000	100,000
Excess net capital	$344,678
Ratio of aggregate indebtedness to net capital	.54 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited, amended Form X-17A-5 Part IIA filing.

Brooke Securities, Inc.

STATEMENT PURSUANT TO RESERVE RQUIREMENTS OF RULE 15c3-3

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Brooke Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Brooke Securities, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 22, 2007

END